

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 13, 2016

Joseph M. Yorio
President and Chief Executive Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

> **Re: School Specialty, Inc.**
> **Form 10-K for Thirty Five Weeks Ended December 26, 2015**
> **Filed March 9, 2016**
> **File No. 0-24385**

Dear Mr. Yorio:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/ William H. Thompson

                                            William H. Thompson
                                            Accounting Branch Chief
                                            Office of Consumer Products